Exhibit 99.1

ROYAL BANK OF CANADA

Annual and Special Meeting of Common Shareholders

Calgary, Alberta – February 28, 2013

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the Annual and Special Meeting of Common Shareholders of Royal Bank of Canada held on February 28, 2013. Full details of these matters are set out in the Notice of Meeting and Management Proxy Circular issued in connection with this meeting, which is available at www.rbc.com/investorrelations

1.	Election of Directors

On a vote by ballot, each of the following 17 nominees proposed by management was elected as a Director of the Bank:

Nominee	Votes For	% For	Votes Withheld	% Withheld
W. Geoffrey Beattie	718,889,161	99.30%	5,050,726	0.70%
David F. Denison	721,562,346	99.67%	2,377,512	0.33%
Paule Gauthier	703,130,490	97.13%	20,805,497	2.87%
Richard L. George	721,699,876	99.69%	2,240,011	0.31%
Timothy J. Hearn	721,169,381	99.62%	2,770,506	0.38%
Alice D. Laberge	704,929,752	97.37%	19,007,835	2.63%
Jacques Lamarre	717,077,326	99.05%	6,858,661	0.95%
Brandt C. Louie	719,776,073	99.42%	4,163,814	0.58%
Michael H. McCain	697,754,204	96.38%	26,185,683	3.62%
Heather Munroe-Blum	719,267,014	99.36%	4,597,977	0.64%
Gordon M. Nixon	721,188,185	99.63%	2,676,806	0.37%
David P. O’Brien	702,725,792	97.08%	21,139,199	2.92%
J. Pedro Reinhard	701,737,806	96.94%	22,127,185	3.06%
Edward Sonshine	704,258,735	97.28%	19,681,152	2.72%
Kathleen P. Taylor	702,123,599	96.99%	21,816,288	3.01%
Bridget A. van Kralingen	703,578,777	97.19%	20,361,010	2.81%
Victor L. Young	717,608,490	99.13%	6,325,101	0.87%

2.	Appointment of Auditor

On a vote by ballot, Deloitte LLP was reappointed as the auditor of the Bank.

Votes For	% For	Votes Withheld	% Withheld
733,662,179	96.83%	24,015,597	3.17%

3.	Advisory resolution to accept the approach to executive compensation disclosed in the Management Proxy Circular.

On a vote by ballot, an advisory resolution was passed to approve the Bank’s approach to executive compensation.

Votes For	% For	Votes Against	% Against
678,799,516	93.81%	44,777,319	6.19%

The outcome of a vote conducted by ballot on each of the following shareholder proposals is set out below.

4.	Shareholder Proposal No. 1 – Pension plans – more disclosure about their oversight

Votes For	% For	Votes Against	% Against	Abstentions
19,638,499	2.73%	699,308,670	97.27%	4,842,662

5.	Shareholder Proposal No. 2 – Equitable treatment under the pension plans

Votes For	% For	Votes Against	% Against	Abstentions
20,401,780	2.83%	700,275,912	97.17%	3,133,522

6.	Shareholder Proposal No. 3 – Gender equality in executive positions

Votes For	% For	Votes Against	% Against	Abstentions
36,768,827	5.10%	683,604,032	94.90%	3,420,076

7.	Shareholder Proposal No. 4 – Equity ratio

Votes For	% For	Votes Against	% Against	Abstentions
18,413,256	2.56%	701,461,593	97.44%	3,976,918

8.	Shareholder Proposal No. 5 – Summary of discussions at annual general meetings and more sustained dialogue with shareholders

Votes For	% For	Votes Against	% Against	Abstentions
19,862,297	2.76%	700,624,537	97.24%	3,372,464

9.	Shareholder Proposal No. 6 – Proposed amendment to the By-Laws of the Bank

Votes For	% For	Votes Against	% Against	Abstentions
14,608,888	2.03%	705,645,540	97.97%	3,594,074

10.	Shareholder Proposal No. 7 – Revocation of the appointment of Deloitte Touche LLP as auditor of the Bank

Votes For	% For	Votes Against	% Against	Abstentions
11,151,949	1.55%	708,478,713	98.45%	4,238,073

11.	Shareholder Proposal No. 8 – Proposed amendment to By-Law 2 Section 1.1

Votes For	% For	Votes Against	% Against	Abstentions
22,076,932	3.07%	697,583,817	96.93%	4,211,752

12.	Shareholder Proposal No. 9 – Special resolution: proposed amendment to By-Law 1 Section 1.1

Votes For	% For	Votes Against	% Against	Abstentions
19,397,592	2.70%	700,006,555	97.30%	4,471,539